Exhibit 99.2

BATTALION OIL CORPORATION

VOTING AND LOCK-UP AGREEMENT

This Voting and Lock-Up Agreement (this “Agreement”), dated August 7, 2026, is made by and between Gen IV Investment Opportunities, LLC, a Delaware limited liability company (“Stockholder”), and Battalion Oil Corporation, a Delaware corporation (the “Company”).

WHEREAS, as of the date hereof, Stockholder and the Company have entered into that certain Preferred Stock Repurchase and Conversion Agreement (the “PSRCA”), pursuant to which, among other things, Stockholder is receiving 3,494,258 shares of the Company’s common stock, par value $0.0001 per share (the “Converted Common Shares”), in connection with the conversion of certain shares of the Company’s preferred stock, par value $0.0001 per share; and

WHEREAS, in consideration of the Company entering into, and consummating the transactions contemplated by, the PSRCA, Stockholder desires to, and desires to cause its affiliates to (i) vote the Voting Securities (as defined below) in accordance with this agreement and (ii) agree not to undertake certain actions with respect to the Converted Common Shares, in each case, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1.                Agreement to Vote.

(a)               If any matter is presented to the stockholders of the Company that has been approved by the board of directors of the Company (each, a “Board Approved Matter”), Stockholder hereby agrees, until the Voting Termination Date (as defined below), to vote, and to cause each applicable affiliate of Stockholder to vote (the affiliates of Stockholder, together with Stockholder, the “Voting Parties”) (i) all voting securities of the Company held by any Voting Party, including the Converted Common Shares, and (ii) any securities of the Company issued to any Voting Party with respect to the securities described in subclause (i) pursuant to a stock dividend, stock split, or like action, or pursuant to a plan of recapitalization, reorganization, reclassification, exchange, merger, sale of assets or otherwise (the securities described in subclauses (i) and (ii) collectively, the “Voting Securities”) or execute a written consent in respect thereof, in each case, to approve such Board Approved Matter; provided, that the foregoing obligation shall apply only to (A) the election of directors nominated by the board of directors of the Company that is uncontested (i.e., where the number of director nominees does not exceed the number of directors to be elected) and (B) the ratification of the Company’s independent auditors. Any such vote shall be cast (or consent shall be given) by the Voting Parties in accordance with the procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for the purposes of recording such vote (or consent). Stockholder acknowledges and agrees that if any Voting Party sells or transfers any Converted Common Shares and subsequently acquires common stock of the Company within 60 days of such sale or transfer, such purchased common stock shall constitute Voting Securities for purposes of this Section 1.

(b)               Stockholder hereby revokes any and all prior proxies or powers of attorney given by Stockholder prior to the date hereof with respect to any Voting Securities inconsistent with the terms of this Section 1.

(c)               Stockholder hereby covenants and agrees that, except for this Agreement, no Voting Party, directly or indirectly, (i) has entered into or shall enter into at any time prior to the Voting Termination Date, any voting agreement or voting trust with respect to the Voting Securities, (ii) has granted or shall grant prior to the Voting Termination Date, a proxy, a consent or power of attorney with respect to any Voting Securities and (iii) has entered into any agreement or knowingly taken any action or shall enter into any agreement or shall knowingly take any action that would have the effect of preventing Stockholder from performing any of Stockholder’s obligations under this Agreement.

(d)               This Section 1 shall automatically terminate and be of no further force or effect upon the earlier of (i) the date that is 12 months after the date hereof and (ii) the date the Voting Parties no longer hold any Voting Securities (with respect to each of (i) and (ii), as applicable, the “Voting Termination Date”).

(e)               Stockholder shall give the Company prompt written notice of any transfer or other disposal of any Voting Securities by Stockholder to any affiliate of Stockholder and such affiliate must agree in writing, prior to the effectiveness of such transfer or disposition, to be fully bound by the provisions of this Agreement in the capacity of an additional Stockholder.

Section 2.                Lock-Up of Converted Common Shares.

(a)               Except as set forth in Section 2(b), Stockholder agrees that, without the prior written consent of the Company, Stockholder will not, and will not permit any of its affiliates to, during the 12-month period following the date of this Agreement (the “Restricted Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Voting Securities (as such, the “Lock-Up Securities”), or (ii) enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Lock-Up Securities, including, without limitation, any short sale or any transaction similar to (or the effect of which is similar to) a short sale, whether any such transaction described in subclause (i) or (ii) is to be settled by delivery of Lock-Up Securities or other securities, in cash or otherwise. Stockholder acknowledges and agrees that the foregoing precludes Stockholder and its affiliates from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Lock-Up Securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than Stockholder or any affiliate thereof.

(b)               The restrictions set forth in Section 2(a) shall not apply to (i) transfers of Lock-Up Securities to any affiliate of Stockholder (provided that such entity remains an affiliate of Stockholder), (ii) transfers of Lock-Up Securities by operation of law, including, without limitation, pursuant to an order of court or regulatory authority, (iii) transfers of Lock-Up Securities to the Company or its controlled affiliates in connection with any repurchase, redemption, exchange or similar transaction effected by the Company, (iv) pledges of Lock-Up Securities to a third-party financial institution, acting as a lender, as collateral in connection with a bona fide financing transaction, or (v) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the Board of Directors of the Company involving a Change of Control (as defined below); provided, that if such transaction described in subclause (v) is not consummated, the Lock-Up Securities shall remain subject to the restrictions contained in this Agreement; provided further, that, in the case of subclause (i), the transferee agrees to execute and deliver to the Company a lock-up agreement, pursuant to which such transferee agrees to be bound by the restrictions set forth in this Section 2 for the remainder of the Restricted Period.

(c)               For purposes of this Agreement, “Change of Control” means the transfer, whether by consummation of a merger, consolidation, tender offer, recapitalization or other transaction or series of related transactions, pursuant to which any person or group of persons becomes the beneficial owner of more than 50% of the total voting power of the voting securities of the Company.

Section 3.                Miscellaneous.

(a)               Governing Law; Submit to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b)               Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or any other theory).

(c)               Amendments. No amendment, waiver, or modification of the terms and conditions of this Agreement shall be valid unless in writing and signed by the Company and Stockholder.

(d)               Entire Agreement. This Agreement, including the exhibits and schedules hereto, constitute the entire agreement between the parties with respect to the transactions contemplated hereby. This Agreement supersedes all prior agreements, understandings, negotiations and representations between the parties with respect to such transactions.

(e)               Successors and Assigns. Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party; provided, that Stockholder may assign its rights and obligations hereunder to any affiliate of Stockholder in connection with a permitted transfer of Voting Securities or Lock-Up Securities under this Agreement (and subject to other terms and conditions hereof, including in respect of such entity remaining an affiliate of Stockholder); provided, further, that such assignment shall not relieve Stockholder of any liability hereunder. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(f)                Waiver. Any party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

(g)               Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions may be determined to be unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(h)               Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be: (i) mailed by registered or certified mail, postage prepaid, to the receiving party’s address set forth on the signature pages hereto; (ii) sent by electronic mail to the receiving party’s electronic mail address set forth on the signature pages hereto; or (iii) delivered by hand, messenger, or courier service to the receiving party. Each such notice or other communication shall, for all purposes of this Agreement, be treated as effective or having been given: (A) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier); (B) if sent via mail, at the earlier of its receipt or five (5) days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid; or (C) if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day. Each party may update or otherwise change their address or electronic address by providing notice to the other party pursuant to this Section 3(h).

(i)                 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(j)                 Further Assurances. Each party shall execute and deliver such additional instruments, documents and other writings as may be reasonably requested by the other party in order to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

(k)               Expenses. The parties shall each bear their own expenses and legal fees incurred in connection with this Agreement and the transactions contemplated hereby; provided, that if any party institutes any action or proceeding to enforce any provision of this Agreement or for damages by reason of any alleged breach of any provision of this Agreement, the prevailing party in any such action or proceeding shall be entitled to receive from the non-prevailing party the prevailing party’s reasonable attorneys’ fees and costs.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting and Lock-Up Agreement as of the date set forth above.

STOCKHOLDER:
Gen IV Investment Opportunities, LLC

By:
Name:	Jeff Wade
Title:	Chief Compliance Officer

Address:	250 West 55th Street, 31st Floor
New York, New York 10019
Email:

IN WITNESS WHEREOF, the parties have executed this Voting and Lock-Up Agreement as of the date set forth above.

COMPANY:
BATTALION OIL CORPORATION

By:	/s/ Matthew Steele
Name:	Matthew Steele
Title:	Chief Executive Officer